UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 33-57687

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
(Full title of the plan and the address of the
plan, if different from that of the issuer named below)
ATMOS ENERGY CORPORATION
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 2007 AND 2006
AND FOR THE YEAR ENDED DECEMBER 31, 2007

CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm	2
Audited Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedules:
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions	10
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)	11
Signatures	12
Exhibits Index	13
Amendment No. Three to the Retirement Savings Plan and Trust
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Atmos Energy Corporation Retirement Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules to Form 5500, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Whitley Penn LLP

Dallas, Texas
June 20, 2008

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006

ASSETS
Investments, at fair value:
Common stock of Atmos Energy Corporation	$82,901,697	$86,569,286
Registered Investment Companies:
T. Rowe Price Balanced Fund	13,237,370	11,068,614
T. Rowe Price Spectrum Income Fund	7,900,651	6,604,142
T. Rowe Price Spectrum Growth Fund	24,446,021	19,573,285
T. Rowe Price Short-Term Bond Fund	2,861,333	2,803,140
T. Rowe Price U.S. Bond Index Fund	18,013,039	13,810,470
T. Rowe Price New Horizons Fund	12,968,187	11,266,999
T. Rowe Price Mid-Cap Value Fund	13,496,937	12,148,087
T. Rowe Price New America Growth Fund	7,186,364	6,645,192
T. Rowe Price Equity Income Fund	20,692,309	17,251,359
T. Rowe Price Equity Index 500 Fund	7,360,440	17,411,588
T. Rowe Price Growth Stock Fund	15,897,572	4,739,507
Harbor International Fund	25,092,596	19,581,978
T. Rowe Price Retirement 2005 Fund	6,882	—
T. Rowe Price Retirement 2010 Fund	271,135	—
T. Rowe Price Retirement 2015 Fund	1,001,871	9,122
T. Rowe Price Retirement 2020 Fund	903,036	2,146
T. Rowe Price Retirement 2025 Fund	681,625	—
T. Rowe Price Retirement 2030 Fund	512,083	40,740
T. Rowe Price Retirement 2035 Fund	438,857	9,871
T. Rowe Price Retirement 2040 Fund	236,867	26,221
T. Rowe Price Retirement 2045 Fund	239,899	1,277
T. Rowe Price Retirement 2050 Fund	46,034	—
T. Rowe Price Retirement 2055 Fund	8,179	—
T. Rowe Price Retirement Income Fund	52,375	82,977
Common/Collective Trust:
T. Rowe Price Stable Value Fund	10,337,799	9,729,512
Common stock of Entergy Corporation	190,358	151,330
Common stock of Citizens Communications Company, Class B	400,805	479,526
Common stock of TXU Corporation	—	7,506,976
Participant loans	11,075,145	10,516,749

Total investments	278,457,466	258,030,094
Receivables:
Participant contributions	652,647	1,085,686
Company contributions	333,350	562,475
Due from broker	9,936	9,031

Total receivables	995,933	1,657,192

Net assets available for benefits, at fair value	279,453,399	259,687,286
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(61,099)	83,408

Net assets available for benefits	$279,392,300	$259,770,694

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

Additions to Net Assets
Investment income:
Net depreciation in fair value of investments	$(7,836,407)
Dividends on common stock	3,594,389
Dividends on registered investment companies	11,620,277
Dividends on common/collective trust	428,023
Interest on participant loans	985,940

Total investment income	8,792,222
Contributions:
Participants	16,224,086
Company	8,488,763
Rollovers	1,713,529

Total contributions	26,426,378

Total additions to net assets	35,218,600

Deductions from Net Assets
Distributions to participants	15,408,567
Administrative expenses	188,427

Total deductions from net assets	15,596,994

Net increase in net assets available for benefits	19,621,606
Net assets available for benefits at beginning of year	259,770,694

Net assets available for benefits at end of year	$279,392,300

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

1.	Description of the Plan

The following brief description of the Atmos Energy Corporation Retirement Savings Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more detailed description of the Plan’s provisions.

General

The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the Company, Atmos or Plan Sponsor). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos (the Board). The Plan is administered by the Qualified Retirement Plans and Trusts Committee (the Committee) which is appointed by the Board. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Substantially all employees of the Company (except employees covered by other agreements, leased employees and any employees covered by a collective bargaining agreement in which Plan participation has not been negotiated through good faith bargaining) (Participants) are automatically enrolled in the Plan as of the first payroll period coincident with or immediately following the date of hire.

Contributions

Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary reduction agreement, as well as matching and any discretionary Company contributions.

Participants are eligible to receive matching Company contributions after completing at least one year of service, effective on the first full pay period after which one year of service has been completed.

Participants who are automatically enrolled in the Plan are assigned a salary deferral rate of four percent, unless they affirmatively elect not to contribute to the Plan. Participants may elect a different deferral rate ranging from a minimum of 1 percent up to a maximum of 65 percent of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Service (IRS) ($15,500 in 2007 or $20,500 for those participants age 50 or older).

The Company contributes a matching Company contribution, in the form of Atmos Common Stock, in an amount equal to 100 percent of each Participant’s salary reduction contribution, up to a maximum of 4 percent of such Participant’s eligible compensation, as defined by the Plan, for the Plan year. The Company’s matching contribution meets the current IRS “Safe Harbor” definition. The Company may revoke or amend any Participant’s salary reduction agreement if necessary to ensure that (1) each Participant’s additions for any year will not exceed applicable Internal Revenue Code (the Code) limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes.

The Plan also provides that a discretionary contribution may be made at the option of the Board and in an amount determined annually by the Board. No discretionary contribution was made to the Plan in 2007.

All contributions to a Participant’s account are immediately and fully vested.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

Investment Options

The Plan allows Participants’ salary reduction contributions to be invested among a variety of registered investment companies, one common/collective trust and Atmos Common Stock.

The Atmos Stock Fund, consisting of Atmos Common Stock, is participant directed. All Company matching and discretionary contributions are directed into this fund. All Participant and Company contributions made to this fund, both Participant directed and Company matching and discretionary, are allowed to be diversified at any time after the contribution is made into one or more of the other investment options offered by the Plan.

The Plan’s investments in the common stock of Entergy Corporation, Citizens Communications and TXU Corporation are held in separate accounts within the Plan. These accounts were established to accommodate new employees who elected to hold these investments when they transferred their accounts into the Plan from a predecessor plan following an acquisition. These accounts were established as frozen accounts where the funds could be liquidated but no new stock added. During 2007, the TXU Corporation account was liquidated when TXU Corporation was acquired.

Distributions to Participants

Dividends received on Atmos Common Stock are automatically reinvested in Atmos Common Stock. However, a Participant may elect to have his or her dividends paid in cash. This election may be made at any time during the period beginning on the first business day on or after the dividend record date and ending at a time specified by the Committee on the last business day preceding the dividend payout date. Cash dividends received on Atmos Common Stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan’s year end. Currently, the dividends are distributed quarterly. Once a Participant elects to receive his or her dividends in cash, the election will remain in effect until the election is changed.

A Participant may elect to receive an annual distribution of Company matching or discretionary contributions made to his or her account prior to January 1, 1999 and which were allocated to his or her account at least two years prior to such election. These annual elections are made as of January 1. The annual distribution from the Plan is normally made in February of the following year. Company matching or discretionary contributions made after January 1, 1999 meet the current IRS “Safe Harbor” definition and are not eligible for in-service withdrawal.

In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant, or beneficiary in the event of death, is entitled to withdraw the entire amount from each of his or her accounts. Withdrawals from a Participant’s salary reduction account, as well as the Company matching and discretionary accounts, are also allowed upon proof of financial hardship meeting IRS “Safe Harbor” definitions or, if elected, subsequent to the Participant attaining age 59 1/2. Withdrawals from the Atmos Stock Fund may be in the form of Atmos Common Stock or cash, as determined by the Committee. However, a Participant has the right to have withdrawals made in the form of Atmos Common Stock upon written notice by the Participant.

Loans to Participants

A Participant may borrow up to the lesser of $50,000 or 50 percent of his or her account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to 5 years for general purpose loans or 15 years for primary residence loans. The interest rate is the U.S. prime rate plus 2 percent and is fixed over the life of the loan. A Participant may have a maximum of two loans outstanding at any one time.

If a Participant has an outstanding loan in force and terminates his or her employment, the Participant may elect to continue to pay the loan according to the payment schedule that was set up at the time the loan was initiated. If this option is elected, the Participant must also leave his or her account balance in the Plan. A second option is that

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

the Participant may elect to have the outstanding loan balance treated as a distribution from the Plan. A third option is that the Participant may repay the loan in full prior to his or her termination of employment.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the trust will be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts will be distributed to the Participants.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at fair value based on published market prices which represent the net asset value of shares held by the Plan at year end. Investments in common stock are valued at fair value based on quoted market prices. The fair value of investments in the common/collective trust is determined periodically by T. Rowe Price Trust Company (T. Rowe Price) based upon the current fair value of the underlying assets of the fund based on quoted market prices. Participant loans are valued at remaining outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.

Recent Accounting Pronouncements

In September 2006, Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, was issued. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It applies whenever other standards require or permit assets or liabilities to be measured at fair value but it does not expand the use of fair value in any new circumstances. In November 2007, the effective date was deferred for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis. The provisions of SFAS No. 157 that were not deferred are effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a significant effect on the reported net assets or changes in net assets of the Plan.

3.	Administration of the Plan and Plan Assets

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the pleasure of the Board without compensation. Certain

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.

In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants or at its discretion if there are no such directions. The Plan’s assets are held by T. Rowe Price, the custodian and recordkeeper of the Plan.

All administrative expenses of the Plan are paid by the Company except for processing fees related to loans to participants, which are paid by the Participant.

4.	Investments

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

During 2007, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices for common stocks and published market prices for registered investment companies as follows:

Atmos Energy Corporation Common Stock	$(10,666,126)
Registered Investment Companies:
T. Rowe Price Balanced Fund	(481,478)
T. Rowe Price Spectrum Income Fund	4,190
T. Rowe Price Spectrum Growth Fund	548,056
T. Rowe Price Short-Term Bond Fund	24,042
T. Rowe Price U.S. Bond Index Fund	302,994
T. Rowe Price New Horizons Fund	(714,470)
T. Rowe Price Mid-Cap Value Fund	(1,606,669)
T. Rowe Price New America Growth Fund	123,784
T. Rowe Price Equity Income Fund	(1,107,135)
T. Rowe Price Equity Index 500 Fund	485,554
T. Rowe Price Growth Stock Fund	454,184
Harbor International Fund	2,989,883
T. Rowe Price Retirement 2005 Fund	(532)
T. Rowe Price Retirement 2010 Fund	(12,475)
T. Rowe Price Retirement 2015 Fund	(44,577)
T. Rowe Price Retirement 2020 Fund	(38,218)
T. Rowe Price Retirement 2025 Fund	(18,784)
T. Rowe Price Retirement 2030 Fund	(16,292)
T. Rowe Price Retirement 2035 Fund	(17,109)
T. Rowe Price Retirement 2040 Fund	(9,946)
T. Rowe Price Retirement 2045 Fund	(7,197)
T. Rowe Price Retirement 2050 Fund	(1,480)
T. Rowe Price Retirement 2055 Fund	186
T. Rowe Price Retirement Income Fund	1,383
Entergy Corporation Common Stock	43,735
Citizens Communications Company Common Stock	(51,342)
TXU Corporation Common Stock	1,979,432

$(7,836,407)

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	Party-in-Interest Transactions

Certain Plan investments in registered investment companies and common/collective trusts are managed by T. Rowe Price. T. Rowe Price is the custodian and recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in Atmos Common Stock. Because the Company is the Plan sponsor, transactions involving Atmos Common Stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules. At December 31, 2007 and 2006, the Plan held 2,956,551 and 2,712,920 shares of Atmos Common Stock and received $3,594,389 in dividends from Atmos Common Stock during 2007.

At December 31, 2007 and 2006 the percentage of the Plan’s investments held in the Company’s common stock was 29.8% and 33.6%.

6.	Income Tax Status

The Plan has received a determination letter from the IRS dated November 1, 2002 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. In January 2008, the Plan submitted an application with the IRS to receive a new determination letter stating that the Plan is qualified under Section 401(a) of the Code.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$279,392,300	$259,770,694
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	61,099	(83,408)

Net assets available for benefits per the Form 5500	$279,453,399	$259,687,286

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

SCHEDULE H, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN: 75-1743247
PLAN NUMBER: 002

December 31, 2007

Total that Constitute Nonexempt Prohibited Transactions

Participant				Total Fully
Contributions	Contributions	Contributions	Contributions	Corrected Under
Transferred Late to	Not	Corrected Outside	Pending Correction	VFCP and PTE
the Plan*	Corrected	VFCP*	in VFCP	2002-51

$659	$—	$659	$—	$—

*	Represents 2007 participant contributions that were corrected during 2008.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 75-1743247
PLAN NUMBER: 002

December 31, 2007

		(c)
	(b)	Description of investment including		(e)
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value

*	Atmos Energy Corporation	Common stock; 2,956,551 shares ***	**	$82,901,697
*	T. Rowe Price Trust Company	Stable Value Fund	**	10,337,799
*	T. Rowe Price Trust Company	Balanced Fund	**	13,237,370
*	T. Rowe Price Trust Company	Spectrum Income Fund	**	7,900,651
*	T. Rowe Price Trust Company	Spectrum Growth Fund ***	**	24,446,021
*	T. Rowe Price Trust Company	Short-Term Bond Fund	**	2,861,333
*	T. Rowe Price Trust Company	U.S. Bond Index Fund ***	**	18,013,039
*	T. Rowe Price Trust Company	New Horizons Fund	**	12,968,187
*	T. Rowe Price Trust Company	Mid-Cap Value Fund	**	13,496,937
*	T. Rowe Price Trust Company	New America Growth Fund	**	7,186,364
*	T. Rowe Price Trust Company	Equity Income Fund ***	**	20,692,309
*	T. Rowe Price Trust Company	Equity Index 500 Fund	**	7,360,440
*	T. Rowe Price Trust Company	Growth Stock Fund ***	**	15,897,572
	Harbor Capital Advisors, Inc.	Harbor International Fund ***	**	25,092,596
*	T. Rowe Price Trust Company	Retirement 2005 Fund	**	6,882
*	T. Rowe Price Trust Company	Retirement 2010 Fund	**	271,135
*	T. Rowe Price Trust Company	Retirement 2015 Fund	**	1,001,871
*	T. Rowe Price Trust Company	Retirement 2020 Fund	**	903,036
*	T. Rowe Price Trust Company	Retirement 2025 Fund	**	681,625
*	T. Rowe Price Trust Company	Retirement 2030 Fund	**	512,083
*	T. Rowe Price Trust Company	Retirement 2035 Fund	**	438,857
*	T. Rowe Price Trust Company	Retirement 2040 Fund	**	236,867
*	T. Rowe Price Trust Company	Retirement 2045 Fund	**	239,899
*	T. Rowe Price Trust Company	Retirement 2050 Fund	**	46,034
*	T. Rowe Price Trust Company	Retirement 2055 Fund	**	8,179
*	T. Rowe Price Trust Company	Retirement Income Fund	**	52,375
	Entergy Corporation	Common stock; 1,593 shares	**	190,358
	Citizens Communications	Common stock, 31,485 shares	**	400,805
*	Participant Loans	Interest rates from 6.00% to 11.00%	-0-	11,075,145

				$278,457,466

*	Indicates party-in-interest to the Plan

**	Cost information in column (d) is not required for participant-directed investments

***	Indicates investment that represents 5 percent or more of the Plan’s net assets available for benefits

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Retirement Plans and Trusts Committee, the Trustee, of the Atmos Energy Corporation Retirement Savings Plan and Trust, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATMOS ENERGY CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

By:	/s/ John P. Reddy
John P. Reddy
Chairman of the Qualified Retirement Plans
and Trusts Committee
June 20, 2008

EXHIBITS INDEX

Exhibit
number	Description	Page number or incorporation by reference to

4	Instruments defining rights of security holders:
	(a) Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2005)	Exhibit 4(a) to Form 11-K dated June 27, 2006 (File No. 33-57687)
	(b) Amendment No. One to the Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2005)	Exhibit 4(b) to Form 11-K dated June 19, 2007 (File No. 33-57687)
	(c) Amendment No. Two to the Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2005)	Exhibit 4(c) to Form 11-K dated June 19, 2007 (File No. 33-57687)
(d) Amendment No. Three to the Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2005)
23.1	Consent of Independent Registered Public Accounting Firm, Whitley Penn LLP